

SI 16014439

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mentor Securities, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 N.Westlake Boulevard, Suite 204
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Davis Blaine (805) 551-4150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Suite 150, (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

SEC
Mail Processing
Section

MAR 01 2016

Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Davis Blaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mentor Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Davis Blaine
Signature

Principal
Title

Notary Public



ANDREW JACK KAHRS
COMM #2065190
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
My Commission Exp Apr. 20, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davis Blaine, CEO
Mentor Securities, LLC
Westlake Village CA

We have audited the accompanying statement of financial condition of Mentor Securities, LLC as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Mentor Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Securities, LLC as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Mentor Securities, LLC's financial statements. The supplemental information is the responsibility of Mentor Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davis Blaine, CEO
Mentor Securities, LLC
Westlake Village CA

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.



Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

MENTOR SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents [Note 1]	$	10,057
Accounts Receivable		7,664
Prepaid Expenses		37
Total assets	$	17,758

LIABILITIES AND MEMBERS' EQUITY

Liabilites:		
Current liabilities		
Accounts payable	$	450
Accrued expenses	$	800
Total liabilities	$	1,250
Members' equity :		
Members' equity		106,746
Retained earnings		1,558,375
Distribuition		(1,648,100)
Net Income		(513)
Total members' equity	$	16,508
Total liabilities and members' equity	$	17,758

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC

Statement of Income
For the year ended December 31, 2015

REVENUE		
Gross revenue	$	36,000
Total revenue	$	36,000
EXPENSES:		
Professional fees	$	23,135
Commission expense		6,720
Rent expense		1,800
Other operating expenses		4,058
Total expenses	$	35,713
NET INCOME BEFORE INCOME TAXES	$	287
LLC fees & CA annual minimum tax [Note 4]	$	800
NET LOSS	$	(513)

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2015

	Member's Equity	Net Income (Loss)	Contribution/ (Distribution)	Total Member's Equity
Beginning balance January 1, 2015	$ 92,246			$ 92,246
Retained earnings		1,558,375		1,558,375
Net Loss		(513)		(513)
Member's distribution			(1,633,600)	(1,633,600)
Ending balance December 31, 2015	$ 92,246	$ 1,557,862	$ (1,633,600)	$ 16,508

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(513)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
(Increase) decrease in: Accounts Receivable		(7,664)
(Increase) decrease in: Prepaid Expenses		(38)
Increase (decrease) in: Accounts Payable		(2,000)
Total adjustments	$	(9,701)
Net cash provided in operating activities	$	(10,214)
CASH FLOWS FROM INVESTING ACTIVITIES		
Contributions, net of distributions		10,300
Net cash used in investing activities	$	10,300
Increase in cash	$	86
Cash - beginning of year	$	9,971
Cash - end of period	$	10,057

Note 1: Organization

Mentor Securities, LLC (the "Company") was organized in the State of California on April 27, 2007. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private placements and merger and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company is required to maintain a special account for the exclusive benefit of customers, requiring brief holding of customer's funds. In 2015 no such transaction occurred.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2015, the Company had the cash balance of $10,057.

Revenue Recognition

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

Professional fees

As of December 31, 2015, the Company paid $23,135 in professional fees, which included legal, accounting, analysis, and consulting services.

Note 3: Securities owned

As of the balance sheet date the company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company, with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the member's individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements. As the tax obligations are passed through to its members, any audit or review considerations related to Internal Revenue Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Service assessments and statute of limitations thereof are borne by the Company's members.

Note 5: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 5: Recently issued accounting standards (con't)

For the year ending December 31, 2015, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013
2013-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in	After December 15, 2013

Note 5: Recently issued accounting standards (con't)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 7: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the company had net capital and net capital requirements of approximately $8,807 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was 36.90% which is less than 15:1.

Note 8: Related party transactions

The Company shares office space with an entity related by common management. The Company pays rent to one of its members for this office space. During the year December 31, 2015 the Company paid $1,800 to its member under this agreement.

Note 9: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment which includes administrative services is $150.00/month or $1,800/year.

Note 10: Subsequent Events

The Company has evaluated all material subsequent events from the balance sheet date through the date at which the financial statements were available to be issued, and determined that there are no other items to disclose, as of February 23, 2016.

MENTOR SECURITIES CORPORATION

Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/15		Audit 12/31/15		Change	
Stockholder's equity, December 31, 2015	$	16,508	$	16,508	$	0
Subtract - Non allowable assets:						
Other asset		(7,701)		(7,701)		
Tentative net capital	$	8,807	$	8,807		(0.00)
Haircuts:						
NET CAPITAL	$	8,807	$	8,807	$	(0)
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	3,807	$	3,807	$	(0)
Aggregate indebtedness	$	1,250	$	1,250	$	-
Ratio of aggregate indebtedness to net capital		14.19%		14.19%		

There was no difference noted between the Focus report and audit.

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
December 31, 2015

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davis Blaine, CEO
Mentor Securities, LLC
Westlake Village CA

We have reviewed management's statements, included in the accompanying Mentor Securities, LLC Exemption Report in which (1) Mentor Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mentor Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Mentor Securities, LLC , met the identified exemption provision throughout the most recent fiscal year without exception. Mentor Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

Assertions Regarding Exemption Provisions

We, as members of management of Mentor Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the period January 1, 2015 through December 31, 2015.

Mentor Securities, LLC

By:



Davis Blaine, Chairman



(Date)

MENTOR SECURITIES, LLC

Table of Contents

2015

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2015

MENTOR SECURITIES, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288